Exhibit 99.1

FOR IMMEDIATE RELEASE

BVU OPTINET SELECTS DRAGONWAVE’S FUSION A800

FOR NETWORK MIGRATION

Ottawa, Canada, October 18, 2011 – Faced with such challenges as migrating a network from SONET transport to all-IP over Ethernet for inter-central office trunks, operators today are looking for proven, viable solutions that offer cost savings, while maintaining optimum performance and service for customers as new systems come on line. BVU Optinet found the answer it was looking for in the product line up from DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks. DragonWave today announced that its Fusion A800 product plays an integral role in BVU Optinet’s network migration plans and positions the Bristol, Virginia based company to take advantage of today’s expanding mobile backhaul capabilities.

BVU Optinet has utilized DragonWave’s Fusion products in its access network for some time in order to deliver T1s and Ethernet services to its customers. By selecting and deploying the Fusion A800, BVU Optinet says it has initiated TDM to IP migration into the core of its network. The Fusion A800 will replace more expensive SONET trunks in BVU Optinet’s network, while also enhancing interconnectivity to the company’s central offices via Gigabit Ethernet connections.

“Our business is all about preserving around the clock interoperability and ensuring exceptional reliability and security for our customers,” said Stacy Evans, BVU Optinet Director of Engineering. “After thorough due diligence, we selected DragonWave’s Fusion solution with confidence based upon its proven ability to offer seamless transmission of our services as we transition to next-generation network hardware and position the company for continued success.”

DragonWave’s Fusion A800 Pseudowire Aggregation Hub is a flexible, modular, carrier-class platform that allows service providers to support legacy TDM and layer-2 services and protocols over all next generation packet network protocols, such as Ethernet, IP, and MPLS. The DragonWave Fusion A800 platform is an extremely scalable, fully redundant system, specifically designed to offer unmatched mobile wireless backhaul capabilities, and superior delivery of business services via central office applications.

DragonWave’s General Manager of Fusion Products, Reinhard Florin stated, “Once BVU Optinet saw firsthand how the Fusion A800 can be utilized as a means to a cost effective, proven and reliable TDM to Packet migration, our business rationale became clear. We believe this product is unmatched in enabling our customers to offer the next generation of services – a benefit that will remain significant for some time to come – and we look forward to a similarly lengthy and rewarding relationship with this important customer.”

About Bristol Virginia Utilities

BVU OptiNet is a nonprofit division of BVU, launched in 2003, that provides telecommunication services to customers in areas around Southwest Virginia. OptiNet is known for its pioneering work in the area of municipal broadband throughout the area. BVU is acknowledged as the first municipal utility in the United States to deploy an all-fiber network offering the triple play of video, voice and data services. Offering digital cable, telephone service and high-speed internet from a remote-area utility provider makes BVU exceptional, even on a global level.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024